

LAX Food Hall

BUSINESS PLAN

EXECUTIVE SUMMARY

- **Opportunity:** Food halls are proven to be a radically successful business model and La Crosse is ripe for the addition of one. Food trucks are on their way out due to law changes, so potential restaurateurs no longer have an economically viable path towards starting a business.
- **Mission:** To create an environment that fosters the development and growth of local restaurateurs and start-up entrepreneurs. To provide our guests with diverse culinary selections. To have fun and create the best dining experience in the Driftless Region.
- **Our Solution:** We can offer vendors the ability to start their restaurant at 8% the average cost of a traditional restaurant, and 61% the cost to start a food truck.
- **Expected Returns:** Our income is partially based on stall rental; therefore, almost half of our income is steady and contractual. At full capacity we will have almost half a million in net income from stalls and Over half a million in bar net income annually. Once we have 2 stalls rented, we can afford all of our overhead and make a very small profit. As of writing this, on Jan 4th, 2022, we already have one stall rented and 4 stalls with strong leads. Our campaign to get vendors isn't planned to start until March 2022, these are just word of mouth leads.

COMPANY OVERVIEW

- **Company Summary:** LAX Food Hall is a bar and a property management company offering spaces for 10 food stall vendors and a communal dining and gathering space. We are located conveniently in the heart of Downtown La Crosse. We will be licensing out ten food stalls to a diverse assortment of local vendors. Our vendors will serve an array of cuisines, eliminating any need for argument over where to dine. Instead, guests can order meals from the vendor of their choice and then dine together in our stylish dining room. As a modern food hall, we will be providing a new and unique experience to the La Crosse community. In addition, LAX Food Hall will also be a fantastic opportunity for potential entrepreneurs looking to start a restaurant business in the area. Starting as a vendor in our food hall will eliminate many of the costs of opening a traditional brick and mortar restaurant, giving restaurateurs an economically viable path for starting their business.
- **Mission Statement:** To create an environment that fosters the development and growth of local restaurateurs and start-up entrepreneurs. To provide our guests with diverse culinary selections. To have fun and create the best dining experience in the Driftless Region.
- **Markets and Products:** Our strategic location in Downtown La Crosse will be convenient for residents, visitors, and students. We are located near three colleges and two major regional hospital systems. In addition, LAX Food Hall will be bringing something new to Downtown La Crosse as the first Modern Food Hall to open in Southwest Wisconsin. Our food hall will offer something to all ages and demographics. In addition, we will be offering a previously inaccessible opportunity for those seeking to open a restaurant in the region. We will be offering stalls to rent on flexible short-term licenses without the high overhead costs of opening a brick-and-mortar restaurant. This provision of white boxed stalls suitable for use by a large variety of potential vendors, along with the communal dining room and bussing services we will handle, offers a new opportunity for those seeking to open a restaurant in the Driftless Region.

- **Management Team:**

  Michael Margulis has a degree in architecture from Washington University in Saint Louis. During his career, he has designed a wide variety of things from many of Chicago's elevated rail and subway stations, including the newer market spaces within the C.T.A. (Chicago Transit Authority) owned entry and exit points to the train system. Between 2010 and 2015 he designed restaurants for many local (one off) companies as well as most I.H.O.Ps, Dennys, Raising Canes, and the store/restaurant/bar area for every "Courtyard by Marriott", nationally and internationally. With the Army's Corps of engineers, he designed many P.X.s (which are small malls with full food courts on U.S. Military bases and operating areas overseas). While serving in the Army Michael received the "National Defense" and "War on Terrorism" medals. During his pre-architecture career, as a teen he started as a server at Dennys and made his way to being a manager of said Dennys, then managed the busiest Hardees in the Saint Louis area. He then moved from managing restaurants to bartending and bar management at several of Chicago's more successful bars including "John Barleycorn". A bar that averages $3.8 million in sales monthly during the baseball season and $1.1 million monthly during the off season (due to being next to Wrigley Field). His highest food service title was "general manager", and most recent title was "Sr. Director of Design Coordination".

  Zachary Switzer graduated from Michigan State Summa Cum Laude. He earned a degree in Psychology studying industrial organizational psychology (psychology that uses scientific methods and psychological theory to understand the workplace) and business psychology. For several years, Zachary was a supervisor at the university food court. Michigan State's food court is styled similarly to a modern food hall, with different stalls offering a wide variety of local and international cuisines.

Zachary began his professional career as a research assistant at Michigan State University. Later he worked with Rogers Behavioral Health, one of the premier psychological research companies globally.

● **Legal Structure and Ownership:** LAX food hall is an LLC with two 50/50 partners Zach Switzer (CXO) & Michael Margulis (CEO).

● **Location:** LAX Food Hall is located in the historic art deco "exchange building" on the corner of 5th Avenue and Jay Street. We are within four blocks of nine different regional corporate headquarters including "Century link", right across the street. Within these four blocks is the "tourism" focused special business district that features five theaters, three music venues, six large hotels, and the 120,000 square foot "La Crosse Center" that seats 7,500 people and of course the Children's Museum of La Crosse is our next-door neighbor. To date, they have welcomed a million visitors thru their doors. Also nearby are twelve hundred single office suites with one to ten employees, occupying the old row of giant "anchor" box stores like Sears and JCPenney etc. After the construction of "Valley View Mall", all of the stores that made up the once vibrant fashion district of 5th Avenue abandoned La Crosse, and all of the old retail space has been converted to offices. That's all within four blocks, if you expand the area to walking distance (a mile or less) you add the Mayo Clinic Hospital and offices, Western College, Viterbo University, University of Wisconsin, and Trane Headquarters. Within an under five-minute drive (according to google maps) is Gunderson Medical Center, Gunderson Hotel, Coca-Cola, Amazon, USPS, FedEx, and UPS distribution centers, Reinhart food service and 3 major breweries.

In summary, LAX Food Hall is within walking distance to 31,100 people (residents and business employees), and within a five-minute drive of an additional 48,700, That's 79,800 potential daily customers (per US Census Bureau), plus an additional 10,000 to 50,000 tourists depending on what's going on at the "La Crosse Convention Center". We are also within one block of public transportation.

PRODUCT DESCRIPTION

● **Opportunity:** Food Halls are a rapidly expanding sector of the restaurant industry. Over the past decade, the number of food halls has increased exponentially in America's cities. Food Halls are popular and offer something to all demographics. From 2011 to 2018 275 food halls opened in America, out of the 275 food halls, only 7 failed (Cushman and Wakefield 2018) most of the failures were either in poor locations or did not follow the food hall model that LAX Food Hall will implement. This means since we are using the same business model, statistically **LAX Food Hall has a 97.45% chance of sustained success**. The city of La Crosse is ripe for the opportunity a food hall provides, with a county population of 127,000, two large hospital systems, and three colleges. No food hall currently exists in the city, while Rochester, Madison and even the town of Decorah Iowa (population of 10,000) has a 6-stall food hall that has had sustained success since it opened summer 2019.

● **Product Overview:** Food Halls are a communal dining experience in which guests can order meals from a variety of diverse, locally owned, and independently operated food vendors, then get a drink from our bar essentially charging vendors to create bar sales for us. Guests dining in food halls have no reason to argue over what restaurant to dine at, rather they can order meals from a vendor of their choice and still dine together in our shared dining space. In comparison to food courts, food halls offer a higher quality of dining and are a destination rather than a quick stop. Our role as a food hall operator will be leasing stall spaces to individual food vendors, maintaining the dining room, and providing bussing and support services. Opening as a vendor in a food hall saves potential restaurateurs a huge amount of needed capitol, compared to opening a traditional brick and mortar restaurant. "Typically opening a restaurant costs $250,000 to $2,000,000, while a single food hall stall investment ranges only between $15,000 to $75,000" (Cushman and Wakefield 2018). This is due to the condensed menus, shorter leases, and static utilities/rent, in addition to not having to worry about maintaining a dining room or bussing services.

- **Key Participants:** Our key business partners in LAX Food Hall will be our vendors. Our vendors will represent a **diverse cross-section of the La Crosse community** and present our guests with a large variety of culinary offerings. The relationship between ourselves and the vendors will be symbiotic in nature, with us providing the license(lease), the dining space, bussing and utensils, and the vendors providing the excellent meals our guests rely upon.

- **Pricing:** Bar prices are comparable to the area's bars $3-5 a beer and $3-$6 a mixed drink. Stalls are licensed out at a flat rate of $10 per square foot. This includes advertisement, dining room and dining room maintenance, entertainment, dishes/glasses /cutlery, bussing and table cleaning, dishwashing of plates, glasses, and dishes, internet/Wi-Fi. Our profits at full capacity are **$37,930 net monthly guaranteed profit and bar profits of $43,400**, minus whatever loan repayments that we acquire. According to Upserve (restaurant insider) the average cost per square foot to run a restaurant is $167 per square foot (in small or mid-sized markets). So, our price of $10 plus the fact that the stalls are 350 square feet instead of 4000 square feet like a traditional restaurant, makes us a very affordable option for starting a restaurant. Also, typically food halls have a negotiated profit threshold for vendors, to which the vendor shares a portion of their profit past the threshold with the Hall itself.

MARKET ANALYSIS

1. **Industry Type:** Essentially the food hall industry is a Bar that also does property management. There are aspects of the service industry, but at its core it is renting out our stalls and maintaining our space.

2. **Market Segmentation:** As a property management company licensing space for food stalls, our primary market segment will be entrepreneurs from La Crosse and the surrounding area seeking space to operate their business. Considering the economic incentives to opening a restaurant in a food hall versus as a traditional restaurant, this market will only grow as current economic trends make starting a small business more and more out of reach, giving us an ample supply of potential vendors. In addition, as the only food hall in La Crosse, we will offer a product that is currently solely available through LAX Food Hall.



This chart is from 2018(when the study was done but as of the end of 2021 there are 361 Food Halls across the country.

3. **Competition:** LAX Food Hall currently has <u>NO</u> direct competition. The closest thing to competition would be;

a) **Food trucks.** Due to the Wisconsin tavern league getting some laws amended, a food truck now has to provide its own restroom and the ordering window has to be ADA (within reach of someone in a wheelchair). So outside of special situations like festivals, food trucks are phasing out. A company in Green Bay has made a prototype of a food truck that meets these requirements, however the cost of just the truck is $400,000, Defeating the purpose of a food truck.

b) **Traditional existing restaurants.** Given the fact that a food hall offers a wide variety of food options in one space and a traditional restaurant has one specialty. In fact, counterintuitively food halls that are placed in close proximity to traditional restaurants have a higher average daily sales number.

4. **SWOT Analysis:**

a) Strengths (positive internal)
   i) We are the first and only food hall in La Crosse
   ii) Location is perfectly squeezed between all the major office areas, campuses, neighborhoods, tourist attractions.
   iii) Extremely low startup cost for potential vendors
   iv) We have acquired one of the few buildings in downtown La Crosse that has the space to hold a food hall. So, if competition were to arise, they would have to be in Onalaska or build new construction.
   v) Our vendors only have to do their stall buildout and pay rent and can start doing business.
   vi) We use licenses in place of leases, so it is more attractive to vendors due to less commitment, also it gives us much more control over who is in the stalls as we can terminate the license at any time without an eviction process.
   vii) Our overhead is very low, we only need to have 2 stalls rented to make a monthly profit (not including the additional money from the bar)

b) Weaknesses (negative internal)
   Since our weaknesses are unknown, listed below are some common weaknesses other food halls have typically experienced. We are taking a proactive approach in trying to prevent and/or handle any of these issues if they were to arise.
   i) Stalls attempting to sell the same type of food (our license is written in a way to prevent this)
   ii) Stalls not abiding by the license agreement, usually with hours or cleanliness (again our license should prevent this).
   iii) Loitering by the unhoused, we will have security in place to ensure a safe and enjoyable environment.
   iv) Poaching of employees from one stall to another (again our license should prevent this).
   v) Feuds between vendors, with Zachary's education in psychology and Michaels military conflict resolution training, plus the license not allowing most things that start feuds, we don't think this will be a problem.

c) Opportunities (positive external)
   i) Contacting local food trucks, giving them an opportunity to operate year-round, regardless of weather.
   ii) Building a relationship with local commercial kitchen equipment resale companies.
   iii) Networking to host events for local companies or even weddings and such.
   iv) Building relationships with all the local offices to drive up lunch business for our vendors.
   v) Doing a trial run of keeping the upstairs open late night to create more bar sales and sales for our vendors (currently there are only 3 places to get food after 10pm in LAX [Kwicktrip, Qdoba,

and a pizza by the slice downtown] and on weekends between midnight and 3am all 3 have lines out the door)

      vi) Eau Clair doesn't have a food hall, so expanding into another market is also a possibility.

d) Threats (negative external)

      i) Another food hall coming to LAX (the trend in markets our size seems to be "first come first served" regarding success of food halls. But we have a plan for being competitive with any late comers).

      ii) Vendor quality and building a poor reputation (with our licenses it is easy for us to switch out vendors and we have a quality control clause in our application process)

      iii) The unknown, once we begin regular business well know more.

      iv) COVID, if Covid forces another shut down of restaurants, we will be partially unaffected as our vendors will still be paying rent and they will still be making money via delivery and curbside pickup. Also we would actually have an advantage since we are setting our delivery up to which you can make a single order from multiple vendors.



OPERATING PLAN

1) **Setting vendors up for success:** Lax Food Hall will offer advertising, hold events, hire entertainment on occasion. We will also maintain a welcoming storefront and a stylish, trendy general dining area. We are also in control of all dishes, glasses, cutlery, table bussing and dish cleaning, ensuring the dining area is "up to spec". Supplying the dishes makes the dishwashing process more efficient and allows our branding to be throughout the hall. After all, the more food they sell, the more drinks well sell.

2) **Payment:** Our vendors will pay us on the 1st of each month for their licenses(lease). As for the vendors collecting payment from their customers, we are providing a "square" brand pos station/register for each vendor. This will not only keep track of their inventory for them but allow them to take online carryout, curbside pick-up orders. Square has a relationship with Uber Eats, Door Dash and Eat Street where the orders are directly ported to the vendor from these respective phone apps. These units also function like any other cash register, accepting cash, checks, debit, and credit cards, and most of the scan/dab payment systems such as Google Pay, Samsung pay, PayPal etc.

3) **Employees and Organization:** even though LAX Food Hall will create many new jobs, we will only directly employ a hand full of positions;
   a) 2 to 5 full time property managers. This position will buss tables, clean and distribute dishes, sweep/mop the communal area, take out the trash, etc.
   b) 2 to 5 full time bartenders. The amount will be determined once we know how busy the bar will be. This is a traditional bartending position.
   c) Also, the obvious, Zach Switzer and Michael Margulis.

4) **Hours of Operation:** Depending on what vendors require LAX Food Hall will adjust its hours to fit. That being said, our current hours are 10am to 10pm. Our liquor license allows sales from 6am to 2am the next day. Since the Bar and the restrooms are both upstairs and the 2nd floor can be segmented off, we plan to offer our vendors the opportunity to stay open later, especially if their menu fits the bar crowd (our first vendor has already chosen the second floor and agreed to extended hours). This would effectively allow us to operate the 2nd floor as a more nightlife style destination, which also creates fantastic opportunity for vendor profit since the majority of restaurants downtown close around 10pm and we will be the only place that sells food and alcoholic drinks between 10pm and 2am.

- **Facilities:** LAX food hall will occupy half of the 1st floor (store front) and 2nd floor of the exchange building on the corner of 5th Avenue and Jay Street, spitting the 1st floor with Primerica's offices. Jay Street is a one block deep dead end making the opportunity for outdoor seating more likely. As for expansion, the second floor above Primerica is unused and only accessible from LAX food halls space so we have room to expand, and in the future, if needed could offer Primerica money to move their offices upstairs where there is ample space to hold them. Also, the basement has high ceilings and is unoccupied, therefore is an option for expansion. Lax food hall has a very generous 10 year-lease for the space, including having the first five months of rent for free, the next three years prorated down to $2,300 a month then a very low rate of $3,200 a month for the next seven years.







MARKETING AND SALES PLAN

1) **Key Messages:**
   a) **The pioneering nature of our business** being the first of its kind in the region, both as an opportunity for vendors, and as a destination for guests.
   b) **What a food hall is;** We will also be educating the community about what a food hall is and how it is different from other dining models.
   c) **Celebrating the localness;** since the food hall model gives potential restauranteurs a much more affordable way to start a restaurant. We will be licenses the lion share of our stalls to local businesses. This is a strength of every food hall.
   d) **Celebrating the diversity of our vendors;** having one restaurant with ten distinctive styles of food representing ten distinctive cultures, is one of our greatest strengths. Ending the everyday office discussion of which restaurant to go for lunch.

2) **Marketing Activities:**
   a) **Media advertising**: we plan on using traditional media advertising as well as multimedia advertising. This includes radio, internet ads and local podcasts. We will also contact local news stations during springtime prior to our opening and attempt to get notice of the exciting new dining concept coming to our city.
   b) **Direct mail**: Shortly before the launch of our Food Hall we plan to utilize USPS EDDM (Every Door Direct Mailing) for the La Crosse area to spread awareness of our opening.
   c) **Telephone solicitation**: We plan on contacting local cultural groups and small business associations to spread the word that we are searching for vendors.
   d) **Word of Mouth**: As the first food hall in the Driftless Region, LAX Food Hall will generate a significant amount of excitement, thus spreading the word throughout the community and region.
   e) **Digital marketing**: LAX Food Hall is active on Facebook, Instagram, and Twitter and has a quickly growing number of followers across all three platforms. In addition, we will be advertising through google targeted ads and through META (Facebook/Instagram's parent company's new name).

3) **Sales Strategy:** Since our sales revenue is derived primarily from licensing(leasing) revenue from our vendors our sales strategy relies on a three-step process.
   a) **Attracting quality vendors**; LAX food hall has an aggressive multimedia marketing campaign to attract the largest variety of vendors as possible.
   b) **Acquiring quality Vendors**; We will rely on finding vendors with creative concepts and strong business plans. Our application process guarantees the potential vendors are a good fit for our food hall business-wise, accepting only the "cream of the crop" and not just licensing space out on a "first come first served" basis. This will not only ensure a wide variety of food choices and no overlapping vendors, but this will also ensure the environment is the most conducive for vendor and overall success.
   c) **Spreading awareness**; Advertisements for LAX Food Hall prior to our opening date coupled with building a strong social media presence and mailing list, will allow us to alert to public of upcoming events, our grand opening gala, new vendor menus, etc., setting our vendors and LAX Food Hall up for success.

FINANCIAL PLAN

- **Projected Start-Up Costs:** our startup cost and operation cast for the first fiscal year are $457,963.00.
- **Projected income:** our first-year gross income is $975,960.00.

Projected income: our first-year net income is $778,060.00.00 minus our loan repayment(unknown).

- **Projected monthly profit:** our monthly net income is over $70,000. Which means that a short-term loan would meet all our capital needs, we could pay off all our start up debts in as short as one year.
- **Main income source:** our main income source is the renting of our stalls, which is pre-set amounts and not reliant on sales. So once we have our stalls rented out the income and profit are as close as guaranteed as income gets.
- **Established income:** we (as of 01/04/22) already have 1 stall rented out and have 4 strong leads. Which is incredible encouraging since we have not yet started our campaign to recruit vendors. This is just word of mouth from talking with building material suppliers to build our expense estimates.
- **Grants:** we qualify for the main street grant ($10,000), the storefront grant ($10,000)
- **Deposits:** we have the deposit of one stall currently but by opening will have the deposit of all the stalls ($31,840).
- **Personal money:** we have $40,000 of personal money to be invested in the company.
- **Money needed:** we need **$264,083** (- 9 stalls deposit for the currently unrented stalls[$28,000]) this number also has $42k in architectural drafting (since Michael is an architect but not licensed in Wisconsin and the state requires drawings by a Wisconsin licensed architect, we already have the blueprints complete and are searching for a local architect to review and stamp them) the $42k is the price if we had a local architect do all the design and document production from scratch, our price will most likely be 10s of thousands cheaper, but worst case will be no more than $42k. So, once we get the stall deposits(28k) and the most likely cost of architectural services $5k to $10k), The city has not yet decided if we will need a Wisconsin architect's stamp or if our drawings are good enough, which would put our loan need at **$226,083.**

START-UP COSTS				
LAX Food Hall				June 1, 2022
COST ITEMS	**MONTHS**	**COST/ MONTH**	**ONE-TIME COST**	**TOTAL COST**
Advertising/Marketing	12	$1000	0	$12,000
Employee Salaries	12	$1,500	0	$18,000
Rent/Lease Payments/Utilities	12	5 months free then (7) $2,300	0	$16,100
Communication/Telephone/internet	12	$465	$1,100	$6,680
Computer Equipment	12	$0	$8,800	$8,800
Computer Software	Free w/ hardware	$0	$0	$0
Insurance	12	$150	$0	$1,800
Interest Expense	?	$0	$0	$0
Bank Service Charges	?	$0	$0	$0
Supplies	12	$300	$1,500	$1,800
Entertainment	12	$1,000	$5,000	$17,000
Equipment included in remodel	0	$0	$5,000	$5,000
Furniture & Fixtures	12	$0	$15,000	$15,000
remodel	12	$0	$185,683	$185,683
Security Deposit(s)	0	$0	$0	$0
Business Licenses/Permits/Fees(operation)	annually	$0	$1,400	$1,400
Professional Services - Legal, Accounting	12	$200	$1,500	$3,900
Permits for remodeling	12	$0	$6,000	$6,000
Inventory (most included in remodel budget)	12	$200	$3,000	$3,200
Cash-On-Hand (Working Capital)	12	$0	$20,000	$20,000
Miscellaneous		$0	0	0
ESTIMATED START-UP BUDGET				**$322,363**

BAR only December year 1

				TOTALS	$356,125.00	$0.00		
Payee	**Category**	**Expected Amount**	**Paid**	**Actual Amount**	**Expected Balance**	**Actual Balance**	**Starting Debt Amount**	**New Debt Balance**
[illegible]		$356,125.00			$356,125.00	$0.00		
tv	Utilities	($125.00)			$356,000.00	$0.00		
employees	Employees	($500.00)			$355,500.00	$0.00		
100 mixed drinks a day	Income	$18,600.00			$374,100.00	$0.00		
liqure license	Maintance	($300.00)			$373,800.00	$0.00		
insurance	Insurance	($500.00)			$373,300.00	$0.00		
POS	Maintance	($300.00)			$373,000.00	$0.00		
200 domestic beers a day	Income	$24,800.00			$397,800.00	$0.00		
inventory		($9,300.00)			$388,500.00	$0.00		

Fire capacity is 250 people, so to give you a perspective on alcohol sales, assuming 1 hour for lunch rush and 3 hours for dinner rush (industry standards) our alcohol sales projection is assuming that 1 in 5 people will order 1 drink. In reality this will probably be much higher, after all we are in Wisconsin. Wisconsin has the highest alcohol consumption amount per capita, and the average restaurant has 76% of adult customers order a drink after 3pm. But sales are always a variable, so we are low-balling the estimates to be safe.

LAX Food Hall													June 1, 2022
REVENUE	**JUN**	**JUL**	**AUG**	**SEP**	**OCT**	**NOV**	**DEC**	**JAN**	**FEB**	**MAR**	**APR**	**MAY**	**YTD**
License Revenue	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$37,930	$455,160
Bar Revenue	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$43,400	$520,800
Gross Profit	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$975,960**
EXPENSES	**JUN**	**JUL**	**AUG**	**SEP**	**OCT**	**NOV**	**DEC**	**JAN**	**FEB**	**MAR**	**APR**	**MAY**	**YTD**
Salaries & Wages	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$18,000
Marketing/Advertising	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$12,000
Rent	$0	$0	$0	$0	$0	$2,300	$2,300	$2,300	$2,300	$2,300	$2,300	$2,300	$16,100
Utilities (paid by vendors)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Website Expenses	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$1,800
Internet/Phone CenturyLink	$465	$465	$465	$465	$465	$465	$465	$465	$465	$465	$465	$465	$5,580
Insurance	$502	$502	$502	$502	$502	$502	$502	$502	$502	$502	$502	$502	$6,024
Television in dining room charter	$59	$59	$59	$59	$59	$59	$59	$59	$59	$59	$59	$59	$708
Legal/Accounting	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$2,400
Office Supplies	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$1,200
Loan repayment	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Bar inventory	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	$11,300	135,600
Total Expenses	**$15,276**	**$15,276**	**$15,276**	**$15,276**	**$15,276**	**$17,576**	**$17,576**	**$17,576**	**$17,576**	**$17,576**	**$17,576**	**$17,576**	**$199,412**
Income Before Taxes	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330 7**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$81,330**	**$975,960**
NET INCOME	**$32,461**	**$32,461**	**$32,461**	**$32,461**	**$32,461**	**$30,161**	**$30,161**	**$30,161**	**$30,161**	**$30,161**	**$30,161**	**$30,161**	**$776,548**

December

				TOTALS	$714,055.00	$0.00		
Payee	Category	Expected Amount	Paid	Actual Amount	Expected Balance	Actual Balance	Starting Debt Amount	New Debt Balance
		$714,055.00			$714,055.00	$0.00		
Landlord	Rent	($2,300.00)			$711,755.00	$0.00		
Xcell	Utilities	($500.00)			$711,255.00	$0.00		
Trash	Utilities	($130.00)			$711,125.00	$0.00		
Loan	Debt				$711,125.00	$0.00		
Tennents	Income	$37,930.00			$749,055.00	$0.00		
Tv	Advertising	($500.00)			$748,555.00	$0.00		
Online	Advertising	($500.00)			$748,055.00	$0.00		
Website	Maintance	($150.00)			$747,905.00	$0.00		
Insurance	Insurance	($150.00)			$747,755.00	$0.00		
Pittman & Pittman	Accounting	($200.00)			$747,555.00	$0.00		
Staff	Employees	($1,500.00)			$746,055.00	$0.00		
Profit deductions	Maintance	$0.00			$746,055.00	$0.00		
Recycling Jeff Harters	Utilities	($95.00)			$745,960.00	$0.00		
bar income	Income	$43,400.00			$789,360.00	$0.00		
inventory		($11,300.00)			$778,060.00	$0.00		

year 2

				TOTALS	$778,060.00	$0.00		
Payee	Category	Expected Amount	Paid	Actual Amount	Expected Balance	Actual Balance	Starting Debt Amount	New Debt Balance
		$778,060.00			$778,060.00	$0.00		
Landlord	Rent	($27,600.00)			$750,460.00	$0.00		
Xcell	Utilities	($6,000.00)			$744,460.00	$0.00		
Trash	Utilities	($1,560.00)			$742,900.00	$0.00		
Loan	Debt				$742,900.00	$0.00		
Tennents	Income	$455,160.00			$1,198,060.00	$0.00		
Tv	Advertising	($6,000.00)			$1,192,060.00	$0.00		
Online	Advertising	($6,000.00)			$1,186,060.00	$0.00		
Website	Maintance	($1,800.00)			$1,184,260.00	$0.00		
Insurance	Insurance	($1,800.00)			$1,182,460.00	$0.00		
Pittman & Pittman	Accounting	($2,400.00)			$1,180,060.00	$0.00		
Staff	Employees	($18,000.00)			$1,162,060.00	$0.00		
Profit deductions	Maintance	$0.00			$1,162,060.00	$0.00		
Recycling Jeff Harters	Utilities	($1,140.00)			$1,160,920.00	$0.00		
bar income	Income	$520,800.00			$1,681,720.00	$0.00		
inventory		($135,600.00)			$1,546,120.00	$0.00		

Year 3

				TOTALS	$1,546,120.00	$0.00		
Payee	Category	Expected Amount	Paid	Actual Amount	Expected Balance	Actual Balance	Starting Debt Amount	New Debt Balance
		$1,546,120.00			$1,546,120.00	$0.00		
Landlord	Rent	($27,600.00)			$1,518,520.00	$0.00		
Xcell	Utilities	($6,000.00)			$1,512,520.00	$0.00		
Trash	Utilities	($1,560.00)			$1,510,960.00	$0.00		
Loan	Debt				$1,510,960.00	$0.00		
Tennents	Income	$455,160.00			$1,966,120.00	$0.00		
Tv	Advertising	($6,000.00)			$1,960,120.00	$0.00		
Online	Advertising	($6,000.00)			$1,954,120.00	$0.00		
Website	Maintance	($1,800.00)			$1,952,320.00	$0.00		
Insurance	Insurance	($1,800.00)			$1,950,520.00	$0.00		
Pittman & Pittman	Accounting	($2,400.00)			$1,948,120.00	$0.00		
Staff	Employees	($18,000.00)			$1,930,120.00	$0.00		
Profit deductions	Maintance	$0.00			$1,930,120.00	$0.00		
Recycling Jeff Harters	Utilities	($1,140.00)			$1,928,980.00	$0.00		
bar income	Income	$520,800.00			$2,449,780.00	$0.00		
inventory		($135,600.00)			$2,314,180.00	$0.00		
					$2,314,180.00	$0.00		